UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 04, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press Release

Paris, 4 May 2018

Orange’s Annual General Meeting of shareholders has voted to renew Stéphane Richard’s mandate

The Group’s Annual General Meeting of shareholders, held on 4 May, voted in favour of renewing Stéphane Richard’s mandate as a Board member for a four-year term. The resolution registered 88.62% of voting rights. At its meeting following the Annual General Meeting, the Board of Directors also renewed Stéphane Richard’s position as Chairman and CEO of Orange.

The Group’s shareholders were convinced by the positive track record that Stéphane Richard has achieved over his eight years at the head of Orange. This term has been marked by the restoration of a positive social situation and a return to growth, despite the highly-competitive environment in France and internationally.

Stéphane Richard also presented to shareholders his project for the Group over the course of his new term in office. This project will be implemented by the new executive team that is in place since 2 May. His ambition is clear in seeking to consolidate and reinforce Orange’s position as a market leader that capable of differentiating itself through the quality of its networks and the quality of its offers, and in doing so, to position Orange as a multiservice operator.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2017 and 150,000 employees worldwide at 31 March 2018, including 91,000 employees in France. The Group has a total customer base of 263 million customers worldwide at 31 March 2018, including 202 million mobile customers and 20 million fixed broadband customers. The Group is present in 28 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com

Olivier Emberger; olivier.emberger@orange.com

ORANGE

Date: May 04, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations